

M-real Corporation Stoc 06019550 2006


DEC 2 8 2006

M-REAL REORGANISES ITS MANAGEMENT

M-real Corporation's reorganised management team will take up their responsibilities from 1 January 2007. The aim is to continue downsizing the head office top management positions following decisions already made, and as a consequence of the ongoing integration process of M-real's and Metsäliitto Group's support functions. Management practices and overlapping functions will be streamlined, and costs cut.

On 18 October, M-real announced its new restructuring programme and appointed its new CEO, Mikko Helander. Since then he has evaluated the company's future priorities and has formed a new management team best suited to execute the restructuring programme, and steer and develop the company to achieve its set targets.

As Mikko Helander points out: "In addition to the restructuring programme, M-real needs thorough re-engineering from top to bottom. The only fair way to initiate the process is to start from the top management and then proceed step-by-step through the whole company."

M-real's new management team as of 1 January 2007
Mikko Helander, CEO
Seppo Parvi, CFO and Deputy to the CEO
Seppo Puotinen, Head of Office Papers Business Area
Gregory Gettinger, Head of Publishing Business Area
Mika Joukio, Head of Consumer Packaging Business Area
Jarmo Salonen, Head of Commercial Printing Business Area
Karl-Johan Lindborg, Head of Map Merchant Group
Matti Mörsky, Head of Business Development

"I firmly believe that this team can efficiently execute the restructuring programme and lay solid foundations on which to reform the company's way of operating so it can meet the demands set by today's permanently changed business environment. While excellent work has been done to reduce costs, global changes in the paper industry call for profound re-engineering in our sales processes, supply chain and mill management," he concludes.

The re-engineering programme to improve efficiency and significantly cut costs has already begun by reorganising M-real's top management and head office support functions.

As announced earlier, Aarre Metsävirta, Deputy CEO, will retire in spring 2007. Until then he will act as Senior Advisor to the CEO. As announced on 18 October, the integration project of M-real's and Metsäliitto Group's support functions and administration has been initiated. As HR will be part of this project, Ari Himma will step down from M-real's management team.

M-REAL CORPORATION

Further information:
Mikko Helander, CEO, +358 10 469 4300 and Anne-Mari Achrén, Communications, +358 10 469 4541

M-real Corporation Stock Exchange Bulletin 15.12.2006

M-REAL TO CLOSE ITS MILL IN SITTINGBOURNE

On 18 October, M-real announced its new restructuring programme, which included possible closures of capacity. One of the identified closure candidates was the Sittingbourne mill in the UK. Following the consultation process undertaken with employees and the trade union (Amicus) representing the majority of staff at the mill M-real has now confirmed that the mill will cease production by 31 January 2007. The Sittingbourne mill produces 210,000 tons of coated woodfree paper and employs approximately 300 people.

In addition to Sittingbourne, as announced earlier, M-real is possibly closing the Wifsta mill in Sweden and two paper machines (6 and 7) in Germany.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, +358 10 469 4321
Anne-Mari Achrén, Communications, +358 10 469 4541